UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D


UNDER THE SECURITIES EXCHANGE ACT OF
1934

CHINA FUHUA NEW MATERIAL HOLDINGS
INC.
-------------------------------------
(NAME OF ISSUER)


Common Stock, par value $0.001 per share
----------------------------------------
(TITLE OF CLASS OF SECURITIES)

None.
--------------
(CUSIP NUMBER)


Ming Xu
% World Capital Market, Inc.
9595 Wilshire Boulevard, Suite 900
Beverly Hills, California 90212
-----------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER
OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS)

April 3, 2008
-----------------------------------------------------
(DATE OF EVENT WHICH REQUIRES FILING OF
THIS STATEMENT)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-
1(f) or 240.13d-1(g), check the following box. |_|


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



PERSON 1

| 1 |

NAMES OF REPORTING PERSONS

Ming  Xu

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP *

(a) |_|

(b) |_|
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| 3 |

SEC USE ONLY

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| 4 |

SOURCE OF FUNDS*

PF
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| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS
2(d) or 2(e)

|_|
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| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION

China
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| 7 | SOLE VOTING POWER

5,000,000
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| 8 | SHARED VOTING POWER

N/A
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| 9 | SOLE DISPOSITIVE POWER

5,000,000
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| 10 |

SHARED DISPOSITIVE POWER

0
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| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

5,000,000
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| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (11) EXCLUDES CERTAIN SHARES *
N/A
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| 13 |

PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11)

100%
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| 14 |

TYPE OF REPORTING PERSON *

IN
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ITEM 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of CHINA FUHUA NEW MATERIAL HOLDINGS
INC., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 9595 Wilshire Boulevard, Suite 900, Beverly Hills,
California 90212.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Ming Xu.

Mr. Xu's business address is 9595 Wilshire
Boulevard, Suite 900, Beverly Hills, California 90212.
at.  Mr. Xu is the President and Director of CHINA
FUHUA NEW MATERIAL HOLDINGS INC, a
Delaware corporation, and is a private investor.

During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source of Amount of Funds or Other
Compensation


On January 8, 2008, the Company issued 5,000,000 shares of Common Stock to Ming Xu for an aggregate purchase price equal to $5,000.

ITEM 4. Purpose of Transaction


ITEM 4. Purpose of Transaction

Mr. Xu individually acquired the securities of CHINA
FUHUA NEW MATERIAL HOLDINGS INC., for
investment purposes. Depending on general market and economic conditions affecting CHINA FUHUA NEW
MATERIAL HOLDINGS INC. and other relevant factors, and at the time of the closing of an acquisition/merger, Mr. Xu may purchase additional securities of CHINA FUHUA NEW MATERIAL
HOLDINGS INC., or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mr. Xu does not have any plans or proposals which, other than with respect to a-g and j below which may be the result of CHINA FUHUA NEW MATERIAL
HOLDINGS INC. closing an acquisition as described in its filing on Form 10-SB, relate to or result in:

(a) the acquisition by any person of additional securities of CHINA FUHUA NEW MATERIAL HOLDINGS
INC, or the disposition of securities of CHINA FUHUA
NEW MATERIAL HOLDINGS INC.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation;

(c) a sale or transfer of a material amount of assets of CHINA FUHUA NEW MATERIAL HOLDINGS INC.
or any of its subsidiaries;

(d) any change in the present board of directors or management of CHINA FUHUA NEW MATERIAL
HOLDINGS INC., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of CHINA FUHUA NEW MATERIAL
HOLDINGS INC;

(f) any other material changes in CHINA FUHUA
NEW MATERIAL HOLDINGS INC'S business or
corporate structure;

(g) changes in CHINA FUHUA NEW MATERIAL
HOLDINGS INC'S charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of CHINA FUHUA NEW MATERIAL
HOLDINGS INC. by any person;

(h) causing a class of securities of CHINA FUHUA
NEW MATERIAL HOLDINGS INC to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of CHINA FUHUA NEW
MATERIAL HOLDINGS INC. becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) Ming Xu beneficially owns 5,000,000 shares of Common Stock, $.001 par value, of CHINA FUHUA
NEW MATERIAL HOLDINGS INC. The shares of
Common Stock beneficially owned by Mr. Xu constitute 100% of the total number of shares of common stock of CHINA FUHUA NEW MATERIAL
HOLDINGS INC. Applicable percentages are based upon 5,000,000 shares of common stock outstanding as of April 3, 2008.

(b) Mr. Xu has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr.
Xu.

(c) Mr. Xu acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Xu.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or
Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 15, 2008




/s/Ming Xu